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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-5551                                                              February 28, 2001
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      AmSouth Funds
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4. Address of principal executive office (number, street, city, state, zip code):

     3435 Stelzer Road, Columbus, Ohio 43219-8001
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                        Report of Independent Accountants

To the Board of Trustees of
AmSouth Funds

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-1 and -2 of the Investment Company Act of 1940," that AmSouth Funds, comprised of AmSouth Value Fund, AmSouth Equity Income Fund, AmSouth Growth Portfolio Fund, AmSouth Growth and Income Portfolio Fund, AmSouth Moderate Growth and Income Portfolio Fund, AmSouth Government Income Fund, AmSouth Tax Exempt Money Market Fund, AmSouth Prime Money Market Fund, AmSouth Florida Tax Exempt Fund, AmSouth Large Cap Fund, AmSouth Mid Cap Fund, AmSouth Limited Term U.S. Government Fund, AmSouth Tennessee Tax Exempt Fund, AmSouth Aggressive Growth Portfolio Fund, AmSouth Current Income Portfolio Fund, AmSouth U.S. Treasury Reserve Fund, AmSouth Institutional Prime Obligation Fund, AmSouth U.S. Treasury Money Market Fund, AmSouth Cap Growth Fund, AmSouth Enhanced Market Fund, AmSouth Growth Fund, AmSouth Limited Term Tennessee Tax Exempt Fund, AmSouth Small Cap Fund, AmSouth Select Equity Fund, AmSouth Municipal Bond Fund, AmSouth Bond Fund, AmSouth Limited Term Bond Fund, and AmSouth Balanced Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of February 28, 2001 with respect to securities and similar investments reflected in the investment account of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Without prior notice to management, our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2001 and with respect to agreement of security and similar investments purchases and sales, for the period July 31, 2000 (the date of last examination) through February 28, 2001:

- Count and inspection of all securities and similar investments located in the vault of AmSouth Bank in Birmingham, Alabama, without prior notice to management;

- Confirmation of all securities and similar investments held by institutions in book entry form with The Bank of New York and Depository Trust Company;

- Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

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-    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Smith Barney and Prudential Securities records; and

- Agreement of one security and/or investment purchase and one security and/or investment sales or maturities since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that AmSouth Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2001, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of AmSouth Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                             Ernst & Young LLP

Cincinnati, Ohio
May 10, 2001
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             REPORT OF MANAGEMENT COMPLIANCE WITH RULE 17f-2 OF THE
                         INVESTMENT COMPANY ACT OF 1940

May 10, 2001

We, as members of management of AmSouth Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2001.

Based on this evaluation, we assert that the funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds.


/s/ John F. Calvano
-------------------
John F. Calvano
President

/s/ Jeffrey C. Cusick
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Jeffrey C. Cusick
Vice President

/s/ Charles L. Booth
-------------------
Charles L. Booth
Treasurer